UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date July 2, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

July 2, 2024

Medellin, Colombia

Bancolombia S.A. Announces Expiration and Final Tender Results for its Tender Offers for Any and All of Bancolombia S.A.’s Outstanding 3.000% Senior Notes due 2025, and Up to U.S. $400,000,000 of Bancolombia S.A.’s Outstanding 6.909% Subordinated Notes due 2027

Today, Bancolombia S.A. (the “Issuer”) announced the expiration and final tender results of its previously announced offers by the Issuer to purchase for cash any and all of the Issuer’s outstanding 3.000% Senior Notes due 2025 (the “2025 Notes”) (the “2025 Offer”) and up to U.S. $400,000,000 of the Issuer’s outstanding 6.909% Subordinated Notes due 2027 (the “2027 Notes” and collectively with the 2025 Notes the “Notes”) (the “2027 Offer” and together with the 2025 Offer, the “Offers”). The Offers are subject to the terms and conditions as described in the offer to purchase dated June 3, 2024 (the “Offer to Purchase”).

On June 24, 2024, the Issuer purchased U.S.$267,421,000 aggregate principal amount of the 2025 Notes and U.S.$283,632,000 aggregate principal amount of the 2027 Notes that were validly tendered and not validly withdrawn as of 5:00 p.m., New York City time, on June 14, 2024 (the “Early Tender Date”).  The Issuer has accepted for purchase an additional U.S.$2,013,000 aggregate principal amount of the 2025 Notes and an additional U.S.$4,661,000 aggregate principal amount of the 2027 Notes that were validly tendered and not validly withdrawn following the Early Tender Date and on or prior to 5:00 p.m., New York City time, on July 2, 2024 (the “Expiration Date”). The tenders for the 2025 Notes represented approximately 55.90% of the outstanding 2025 Notes and the tenders for the 2027 Notes represented approximately 38.44% of the outstanding 2027 Notes.

2025 Holders that validly tendered after the Early Tender Date and prior to the Expiration Date, and whose 2025 Notes are accepted for purchase, will be entitled to receive total consideration of U.S.$936.46 for each U.S.$1,000 principal amount of the 2025 Notes, plus accrued and unpaid interest in respect of their purchased 2025 Notes from the last interest payment date to, but not including, the final settlement date.

2027 Holders that validly tendered after the Early Tender Date and prior to the Expiration Date, and whose 2027 Notes are accepted for purchase, will be entitled to receive total consideration of U.S.$950.00 for each U.S.$1,000 principal amount of the 2027 Notes, plus accrued and unpaid interest in respect of their purchased 2027 Notes from the last interest payment date to, but not including, the final settlement date.

BofA Securities, Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC acted as the dealer managers for the Offers.  Persons with questions regarding the Offers should contact BofA Securities, Inc. at (888) 292-0070 (toll-free) or (980) 387-3907 (collect), Citigroup Global Markets Inc. at (800) 558-3745 (toll-free) or (212) 723-6106 (collect), or J.P. Morgan Securities LLC at (866) 846-2874 (toll-free) or (212) 834-7279 (collect).

This press release is for informational purposes only and is not a recommendation, an offer to purchase, or a solicitation of an offer to sell with respect to any securities.

Forward-Looking Statements

This release and the Offer to Purchase contain statements which may constitute “forward-looking statements.”  These forward-looking statements are not based on historical facts, but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control.  Words such as “anticipate,” “believe,” “estimate,” “approximate,” “expect,” “may,” “intend,” “plan,” “predict,” “target,” “forecast,” “guideline,” “should,” “project” and similar words and expressions are intended to identify forward-looking statements.  It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.  Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after the date on which they are made in light of new information, future events and other factors.

About the Issuer

Bancolombia S.A. is a full-service financial institution that offers a wide range of banking products and services to a diversified individual and corporate customer base of over 31 million customers.

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Contacts
Julián Mora Gomez	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57601) 4042436	Tel.: (57601) 4885934	Tel.: (57601) 4485950